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September 9, 2024	BEIJING BRUSSELS FRANKFURT HONG KONG LONDON MUNICH PARIS SÃO PAULO SEOUL SHANGHAI SINGAPORE TOKYO TORONTO

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Charli Wilson
Matthew Derby
Division of Corporation Finance Office of Technology

Re:	CXApp Inc.
Amendment No. 1 to Registration Statement on Form S-1 Filed September 9, 2024
File No. 333-281452

Ladies and Gentlemen:

On behalf of our client, CXApp Inc., a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended, and the rules promulgated thereunder, please find enclosed for filing with the Securities and Exchange Commission (the “Commission”) a complete copy of Amendment No. 1 (“Amendment No. 1”) to the above-captioned Registration Statement on Form S-1 of the Company originally filed with the Commission on August 9, 2024 (the “Registration Statement”).

Amendment No. 1 reflects certain revisions to the Registration Statement in response to the comment letter to Mr. Sheikh, the Company’s Chief Executive Officer, dated August 27, 2024, from the staff of the Commission (the “Staff”) and other updated information.

The numbered paragraph in bold below set forth the Staff’s comments together with the Company’s responses. Disclosure changes made in response to the Staff’s comments have been made in Amendment No. 1, which is being filed with the Commission contemporaneously with the submission of this letter. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment No. 1.

Registration Statement on Form S-1 filed September 9, 2024

General

1.	In a PIPE transaction, a registered resale of securities is permitted where the investor is irrevocably bound to purchase a set number of securities for a set purchase price that is not based on a market price or a fluctuating ratio. In addition, there can be no conditions that an investor can cause not to be satisfied, including conditions related to market price of the securities. Further, the closing of the private placement of the unissued securities must occur within a short time after the effectiveness of the resale registration statement. In that regard, we note that pursuant to the Securities Purchase Agreement with Streeterville Capital, the company will “reserve” 3,049,000 Common Shares for future issuance, the share purchase price is based on the market price, and that Streeterville Capital will have the right, but not obligation, to purchase from the Company. Please provide us with your analysis regarding your eligibility to register the resale of the common stock that may be issued pursuant to the Securities Purchase Agreement. Refer to Securities Act Sections Compliance and Disclosure Interpretations Questions 134.01 and 139.11.

Response: The Company respectfully acknowledges the Staff’s comment and provides the following legal analysis as the basis for registering the resale of the 3,049,000 Common Shares. The information in Questions 134.01 and 139.11 of the Securities Act Sections Compliance and Disclosure Interpretations were considered as it relates to the Company’s facts and circumstances in connection with the legal analysis.

On May 22, 2024, the Company entered into a Securities Purchase Agreement with Streeterville Capital, LLC (“Streeterville”), pursuant to which the Company (i) delivered 40,000 shares of common stock to Streeterville (the “Commitment Shares”), (ii) issued and sold an initial Pre-Paid Purchase in the principal amount of $2,625,000.00 (the “Initial Pre-Paid Purchase”), and (iii) may issue and sell one or more Pre-Paid Purchases, in the form substantially similar to the exhibit attached thereto (each, a “Pre-Paid Purchase”), in the aggregate purchase amount of up to $10,000,000.00, for the purchase of common stock, upon the terms and subject to the limitations and conditions set forth in such Pre-Paid Purchase.

The Company acknowledges that the private placement with respect to the sale of up to $10,000,000 of Pre-Paid Purchases is not complete and, thus, the company is not eligible to register the resale of any shares of common stock related to those additional Pre-Paid Purchases.

However, the Company advises the Staff that the private placement of the Initial Pre-Paid Purchase was completed on May 22, 2024, when Streeterville entered into the Securities Purchase Agreement and was bound to purchase the overlying convertible note for $2,625,000, convertible into a number of common stock for as low as $0.66 per share, or up to 3,977,272.73 shares of common stock.  As reflected in the registration statement, Nasdaq Listing Rule 5635 requires Nasdaq listed issuers to obtain shareholder approval for any issuance or potential issuance, below the “Minimum Price” (as defined by Rule 5635(d)(1)(B)), of stock equal to 20% or more of the voting power outstanding before issuance. Accordingly, the Company is registering for resale 3,049,000 Common Shares underlying the convertible note, consisting of 3,009,000 shares of common stock plus the 40,000 Commitment Shares, a number of shares that is equal to less than 20% of the voting power outstanding before the issuance.

For the reasons noted above, the Company believes it is eligible to register for resale the Commitment Shares and the Common Shares underlying the Initial Pre-Paid Purchase.

We thank the Staff for its review of the foregoing and Amendment No. 1. If you have further comments, please do not hesitate to contact me at michael.mies@skadden.com or by telephone at (650) 470-3130.

Sincerely,

/s/ Michael J. Mies
Name:	Michael J. Mies

cc:	Khurram P. Sheikh, CXApp Inc.

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